

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2018

Eduardo Espinosa
Position Holder Trustee and Manager of the IRA Partnership
Life Partners Position Holder Trust
Life Partners IRA Holder Partnership, LLC
1717 Main Street, Suite 4200
Dallas, Texas 75201

> **Re: Life Partners Position Holder Trust**
> **Amendment No. 2 to Form 10-12G**
> **Response Dated December 29. 2017**
> **File No. 000-55783**
> **Life Partners IRA Holder Partnership, LLC**
> **Amendment No. 2 to Form 10-12G**
> **Response Dated December 29. 2017**
> **File No. 000-55784**

Dear Mr. Espinosa:

We have reviewed your December 29, 2017 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17. 2017 letter.

Response Dated December 29, 2017 regarding Amendment No. 2 to Form 10-12G

Item 13. Financial Statements and Supplementary Data, page 28

1. We have reviewed your response to prior comment 3 and continue to believe the financial statements for Life Partners IRA Holder Partnership LLC, the registrant, are required. As previously requested, please amend your registration statement to include these financial statements. In addition, explain to us in adequate detail your basis, citing

relevant guidance, for providing joint annual and quarterly reports in future periods. We note that combined periodic reporting is only permitted in certain circumstances.

You may contact Ibolya Ignat at 202-551-3636 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Robert B. Murphy, Esq.